UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

NUMBER:	COMMISSION FILE
0-9147

(Check One):

( ) Form 10-K ( ) Form 20-F ( ) Form 11-K (X) Form 10-Q ( ) Form N-SAR

For Period Ended: September 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — Registrant Information

CANARGO ENERGY CORPORATION

Full Name of Registrant

P.O.BOX 291
ST. PETER PORT, GUERNSEY, BRITISH ISLES GY1 3RR
Address of Principal Executive Office

PART II
Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[X]

The Registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

     (c) The accountant’s statement or other exhibit required by Rule 12-25(c) has been attached if applicable. [Not Applicable]

PART III
Narrative

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant was unable to timely file its Quarterly Report on Form 10-Q for the 3-month period ended September 30, 2004 (the “Quarterly Report”) due to delays the Registrant has experienced in finalizing the financial information contained in the Quarterly Report and as a result of continuing discussions with its independent auditors regarding the disclosure contained in Item 4. Controls and Procedures. The Registrant intends to file the Quarterly Report with the Securities and Exchange Commission within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended

PART IV
Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Vincent McDonnell (Name)	+44 (Area Code)	1481 729 980 (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CANARGO ENERGY CORPORATION

Has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date:	By:
November 15, 2004	/s/ Vincent McDonnell

Chief Financial Officer